VIA EDGAR
April 13, 2012

Edwin Kim
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: The Graystone Company, Inc.
Preliminary Information Statement Filed on Schedule 14C
Filed April 2, 2012
File No. 000-54254

On behalf of The Graystone Company, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated April 13, 2012.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

 General

1. Please revise your information statement and amended certificate of incorporation to clarify whether your Class B Common Stock is also subject to a 400 to 1 reverse stock split. If your Class B Common Stock is not subject to the reverse stock split, your Class B Common stockholders will have over 99% of the voting power of your common stock. In those circumstances, you must provide clear disclosure of the consequences to Class A Common stockholders of the reverse stock split. Your revised disclosures should provide clear disclosure that the reverse stock split will concentrate voting control with your principal stockholders and management. Please revise to provide the disclosure required by Items 5, 12, and 13(a) of Schedule 14A.

Revised to clarify that the Class B Common Stock are not subject to the Amendment.  Also, added language and tables to reflect that the voting power of the Class B would be over 99% and that managements and principal shareholders total vote would be increased from 90% of the total vote to 99% of the total vote.  We revised to include language regarding Item 12 of Schedule 14A on the method and manner of how to exchange the pre-reverse shares for post-reverse shares.  We added language to incorporate financials pursuant to Item 13(a) of Schedule 14A.  Item 5 of Schedule requests information on the person making the solicitation for the proxy.  Since there are no solicitations being made we felt this was not required.  However, the information requested is contained in the 10-K that was incorporated by reference.

2. Since a reverse stock split would appear to change the powers, preferences or special rights of the holders of Class A Common stockholders, please revise to clarify whether Class A Common stockholders are entitled to a separate class vote under Section 242(b)(2) of the Delaware General Corporation Law or another provision of Delaware law. Also, consider whether you must solicit proxies to obtain any required class vote from holder of Class A shares. If so, file a preliminary Schedule 14A in connection with any solicitation of proxies from holders of Class A shares.

Revised to clarify the following: Section 242(b)(2) of the Delaware General Corporation Law does not apply because the powers, preferences or any special rights for the Class A Common Stock will not be altered or changed.  However, a majority of the shareholders of the Company's Class A Common Stock (holding 118,130,000 shares of Class A Common Stock or 61.73% of the Company's Class A Common Stock) executed the Written Consent and Action of Stockholders in Lieu of a Meeting.  These votes were held as a subject class vote from the Class B Common Stock.  Since a majority of the Class A Common Stock voted in favor of the amendment, the Company does not need to solicit proxies from the other holders of the Class A Common Stock.

3. You use the short citation of “Common Stock” to refer to “Class A Common Stock” in your stockholder letter and the first page of your information statement. However, you later use the term “Common Stock” to refer to both your Class A Common Stock and Class B Common stock or your common stock in general, such as the number of authorized shares of common stock. Please revise to clarify these inconsistencies and in each instance be clear in indicating whether you refer to Class A Common Stock, Class B Common Stock or both classes collectively.

Revised to clarify to which class was being referred.

Security Ownership of Certain Beneficial Owners and Management

4. Please revise your beneficial ownership table to clarify the number of shares beneficially owned by your principal stockholders of your Class A Common Stock and in a separate column your Class B Common Stock. Your should also indicate in a separate column or by footnote, the voting power of Renard Properties, LLC and the WTL Group, Inc. based on their holdings of both Class A and Class B Common Stock. Please expand to show the effect of the proposed reverse stock split on the number of shares of each class and the number of votes to be held following the reverse split, with respect to each beneficial owner and group listed in the table. Additionally, show the percentage ownership computations for each class of securities separately. See Item 403(b) of Regulation S-K.

Updated the table pursuant to the request.

5. Your beneficial ownership table appears incomplete. Please revise to include the holdings of your CEO, Paul Howarth. In addition, please revise to clarify the control person(s) holding investment and/or voting power over the shares held of record by Renard Properties, LLC and WTL Group, Inc. Your Form 10 filed March 23, 2011 indicates that the WTL Group, Inc. was owned by the family of your CFO Joseph Wade Mezey and Renard Properties was jointly owned by Messrs. Howarth and Mezey. If the voting or investment posers over the shares held of record by WTL Group continue to be held by Mr. Mezey, those shares should be reported as beneficially owned by him, with a footnote to indicate the nature of the ownership.

Updated the table pursuant to the request.

Current Capitalization

6. You refer to 5,000,000 authorized shares of preferred stock, of which 1,400,000 are issued and outstanding. Your later refer to preferred stock in your Reasons for Reverse Stock Split section. Please revise to clarify whether your reference.

Corrected to remove the language of preferred stock and replaced with Class B Common Stock.

Reasons for the Reverse Stock Split

7. Please revise to provide specific disclosure of the anti-takeover effects of your reverse stock split of your Class A Common Stock to conform to the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Your discussion should provide both a quantitative and qualitative discussion of the effect of the post-split concentration of voting power of your management that may insulate them from removal or enable them to frustrate transactions with above-market premiums that are favored by a majority of the stockholders.

Revised to include the requested information

8. Please provide tabular disclosure of the number of Class A and Class B shares of common stock issued and outstanding both pre- and post-reverse stock split.

Revised to include the table requested

Sincerely,

The Graystone Company, Inc.

By: /s/ Joseph Mezey
Name: Joseph Mezey
Title: President/Secretary